Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Business Objects’ proposed acquisition of Crystal Decisions, Business Objects’ expected financial performance, as well as Business Objects’ strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects’ ability to successfully integrate Crystal Decisions’ operations and employees; Business Objects’ ability to transition Crystal Decisions’ customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects’ and Crystal Decisions’ products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects’ business and financial results is included in Business Objects’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Business Objects’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002, the Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2003, and Crystal Decisions’ Registration Statement on Form S-1 and all amendments thereto, initially filed by Crystal Decisions with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information About the Proposed Acquisition and Where to Find It

Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

     Business Objects posted the following text and hyperlinks to news articles on its website:

Business Objects Announces Agreement
to Acquire Crystal Decisions

On July 18, 2003, Business Objects announced its plans to acquire Crystal Decisions. Read what the press is saying about the announcement.

Business Press Coverage

Vancouver Sun
Crystal Decisions bought by tech biggie Business Objects SA — July 2003

Line 56.com
Business Objects Acquires Crystal Decisions — July 2003

San Jose Mercury News
S.J. Software Company Buying Rival — July 2003

Wall Street Journal
Business Objects of France to Buy Crystal Decisions for $830 Million — July 2003

CBS. Market Watch.com
Business Objects Announces Pact To Buy Crystal Decisions — July 2003

Dow Jones Business News
Business Objects to buy Crystal — July 2003

CNET News.com
Business Objects to acquire rival — July 2003

San Francisco Business Times
Business Objects buys Crystal Decisions for $820M — July 2003

The Globe and Mail
Software rival snags Crystal Decisions — July 2003

Vancouver Sun
Crystal abandons offering, sells to rival Software developer and purchaser
Business Objects hail savings from acquisition — July 2003

Technology Press Coverage

ADTmag.com
Crystal buy brings BI biz to boiling point- July 2003

Computerworld
Business Objects says merger will simplify customers’ buying plans Users will now have a one-stop shop for business-intelligence software- July 2003

Internetnews.com
BOB & Crystal... BI Consolidation Begins- July 2003

DM Review
Business Objects Announces Agreement to Acquire Crystal Decisions- July 2003

InformationWeek
Business Objects To Buy Crystal Decisions: The business-intelligence vendor says Crystal Decisions’ products complement its own, and the acquisition will create a broader product line.- July 2003

InternetNews.com
Business Objects to Take Crystal Decisions — July 2003

InfoWorld
Business Objects to acquire Crystal Decisions Crystal president hails deal the ‘defining moment’ in business intelligence history.- July 2003

CRN
Business Objects to Acquire Crystal Decisions — July 2003

eWeek
Business Objects to Buy Crystal Decisions — July 2003

     The texts of the news articles hyperlinked on the above posting are as follows:

Source: Vancouver Sun

Date: July 22, 2003

Crystal Decisions bought by tech biggie Business Objects SA
Move may be a sign that things are looking up for the market, observers say

Maurice Bridge
Vancouver Sun

Tuesday, July 22, 2003

Something north of one billion Canadian dollars changing hands in probably the biggest deal ever for a Canadian high-tech company has put a spring in the step of entrepreneurs and venture capitalists all over Vancouver

Things were a little quieter on the edge of Yaletown at the main building of Crystal Decisions, where staff had taken the weekend to absorb the idea of being purchased by Business Objects SA, which maintains dual headquarters in San Jose and Paris. By

Monday, they were busy trying for a 13th-consecutive quarter of increased revenue, having chalked up quarterly sales of US $78.2 million Friday, an increase of 27 per cent over the same period in the previous year.

Still, most of them were as surprised as the rest of the Vancouver high-tech community by the news of their acquisition, since Crystal Decisions’ plans for a US$172.5-million IPO had been a local talking point for a well over a year, and got an additional boost two months ago when the company filed a registration statement to get the process going.

But on Friday, Business Objects chairman Bernard Liautaud, along with Crystal Decisions CEO Jon Judge, took centre stage at the Cambie Street building and told the assembled techies it was a great day because the number-one business intelligence company in Canada had just moved 2,000 miles west from Ottawa to Vancouver.

That, of course, was a little kick in the shins for Canadian software-maker Cognos, which has lost its place at the top of the $2-billion US business-intelligence software heap as a result of this deal.

Haig Farris, the godfather of West Coast high-tech investment, said something that shouldn’t be repeated in a family newspaper when he got the word as he headed for dinner in London after watching Ben Curtis break the bookies’ hearts at the British Open.

“That’s great news for our whole technology business, because it just shows you that we’re a wanted commodity and we have world-class stuff here,” he enthused, in a more temperate vein. “I think it’ll help attract a lot of investment and it’ll also continually upgrade the management skill sets we have because there’ll be an even bigger environment.”

At this point at least, there’s nary a nay-sayer in sight. The high-tech community likes the deal, the analysts like it, and so do the investors, who rewarded Business Objects stock with a $2.34 US uptick Monday on the opening Nasdaq price of $20.11 US.

Crystal Decisions staff, who had been looking forward to being in on the ground floor when the company they had built went public, are being promised that they’ll be taken care of in some other fashion.

Local observers see the deal as part of a revival. In recent weeks, their spirits have been buoyed by Intel’s purchase of Vancouver’s West Bay Semiconductor, which makes high-speed, high-density networking chips for telecommunications equipment-providers, and Harman International Industries’ acquisition of Wavemakers, a UBC spinoff whose software separates speech from background noise.

George Hunter, executive director of the B.C. Technology Industries Association, is downright bullish on the prospects.

“We’re starting to see a few more of these mergers and acquisitions and sales, and that’s usually a sign that the market is beginning to look at some upward momentum.

“The companies are looking out there, they’re saying okay, the market’s looking good and valuations are probably not going to get much cheaper, so let’s go out and buy those products or services or talent or whatever the deal is and get ourselves ready for the next upswing.”

Hans Knapp at Yaletown Venture Partners, which took the wraps off a $30-million high-tech investment fund last month, sees broad benefits for local companies.

“It’ll be a continuation of a trend that has emerged over the past five to seven years, which is the establishment of large anchor tenants for specific sectors,” he says, borrowing his terminology from the perpetually optimistic real-estate industry. “The benefit for the community here is that you’ve got a tremendous amount of talent — both management talent and employee talent, that will remain here and will consequently be available for other ventures that are looking to get started.”

He knows the demand is out there; since word of Yaletown’s fund got out a few months ago, over 200 business plans have come through its door.

Details are still to come. Just exactly who gets how much of the combined shares and $300 million US cash won’t be revealed for a month, but the prospects of Crystal Decisions chair Greg Kerfoot, 40-something UBC computer-science grad who joined the company in 1988 when it had five employees, are a matter of envious speculation.

As Farris observed from the sidewalks of London: “I think it’s going to provide a whole new suite of angel investors.”

mbridge@png.canwest.com

© Copyright 2003 Vancouver Sun

Source: Line56.com

Date: July 21, 2003

Business Objects Acquires Crystal Decisions
In $800 million deal, enterprise reporting meets complex analytics reporting; business intelligence (BI) now has its largest vendor by Demir Barlas, Line56

Monday, July 21, 2003

E-business software vendor consolidation continues at a frenetic pace as Business Objects, a prominent business intelligence (BI) provider, has announced its intention to acquire Crystal Decisions for over $800 million.

Crystal Decisions specializes in reporting while Business Objects — whose scope has already been expanded by the acquisitions of vendors like Blue Edge and Acta — plays more broadly in the BI application area, but with a particular focus on query/analysis and analytical tools for advanced users and management.

In acquiring Crystal Decisions, Business Objects will pick up $270 million in total annual revenue, adding to its own $466 million. The combined company will have 3,800 employees.

Giga analyst Keith Gile explains why, from a product perspective, the acquisition will be complementary. “Crystal Decisions is in enterprise reporting, which is where you a create a template that can be used by thousands,” he says. “Business Objects has developed a technology more well-suited to individuals — reasonably complex analytics reporting.”

Gile is a big supporter of the acquisition, which he says “means an awful lot” in the BI space and catapults Business Objects past rivals like Cognos, Hyperion, and SAS. However, he warns that there is still a possible pitfall. “My concerns is that Business Objects won’t completely leverage the brand recognition of Crystal Decisions.” Gile points out that Crystal Decisions is a well-known brand name — perhaps even “stronger” in recognition that Business Objects, in North America if not in Europe — and that “both brand names need to continue on” for optimal success.

While Business Objects is prevented by the Hart-Scott-Rodino Act from making specific statements about products and integration plans, the company did note, in a conference call, that it plans to continue the Crystal Decisions brand.

Business Objects hopes that the acquisition of Crystal Reports positions the company to be a more comprehensive provider of BI to enterprises — not an idle goal in a marketplace where loyalty is often low. Gile opines that the prospects are good. “Brand loyalty is fickle with solutions targeted at small groups of users. Today there’s not a single vendor for all BI needs, but Business Objects is taking an enormous step in closing that gap.”

Source: San Jose Mercury News

Date: July 19, 2003

S.J. software company buying rival
Business Objects to Pay $820 Million for Crystal
July 19, 2003 — By Aaron Davis

Software maker Business Objects of San Jose will acquire Crystal Decisions of Palo Alto for $820 million in cash and stock, the companies announced Friday.

The combination creates a 3,800-person company that will be the largest in the fledgling market for “business-intelligence” software that lets companies better track sales and other performance measures through improved database management.

Crystal Decisions had recently announced plans to go public — one of only a handful of Silicon Valley companies to do so in the last few years.

The acquisition continues a trend of consolidation in the software market, but executives said Friday that the deal would not preclude Crystal from making a separate public offering.

“The way we’re thinking, if they go public now it will be a supercharged IPO,” said Dave Kellogg, senior vice president for worldwide marketing at Business Objects.

Business Objects on Friday also announced preliminary earnings of 17 cents to 18 cents a share that met analysts’ expectations. Revenue is expected to be $127 million to $129 million.

Its shares fell 71 cents, or 3.5 percent, in after-hours trading to $19.55. The stock had gained 63 cents Friday to close at $20.26.

Crystal had sales of $270 million for the 12 months ended in March. Business Objects had sales of $466 million for the 12 months ended in March.

Under the deal, Business Objects will issue shares worth about $520 million and pay $300 million in cash.

More than 1,000 of Crystal’s 1,700 employees are located in Vancouver, British Columbia. The company employs 25 at its Palo Alto legal headquarters. Business Objects employs 400 in the Bay Area. Most of its employees remain in Paris, where the company was founded.

Source: Wall Street Journal

Date: July 2003

Business Objects of France to Buy Crystal Decisions for $830 Million
July 2003 — By Don Clark in San Francisco and Kevin J. Delaney in Paris

Business Objects SA announced an $830 million deal to buy closely held Crystal Decisions Inc., extending a recent consolidation wave into one of the hottest segments of the software industry.

Both sell business-intelligence software, which helps companies analyze information generated by databases and other programs. The market, though relatively small, has been growing quickly.

Business Objects, which was founded in France but has most of its operations in San Jose, Calif., became in 1994 the first European software maker to list on the Nasdaq Stock Market. Chief Executive Bernard Liautaud and co-founder Denis Payre have near-celebrity status in European business circles and have come to symbolize a new, entrepreneurial generation.

Crystal Decisions was in registration for a closely watched initial public stock offering. The company, founded in 1984 in Vancouver, British Columbia, has been based in Palo Alto, Calif., since being spun off from Seagate Technology Inc. in 2000 as part of a leveraged buyout. It has sold more than 14 million copies of its software, which is typically incorporated into other programs to help users write reports that feature interactive charts and graphs.

Business Objects’ programs are used typically by a smaller number of higher-level employees to assess the performance of business units and product lines, by charting information and posing queries using information from multiple sources.

Business Objects agreed to pay $300 million in cash and 26.5 million shares of stock to Crystal Decision shareholders. Business Objects traded at 4 p.m. Friday at $20.26, up 63 cents, before the transaction was announced. The stock slid back in after-hours trading to $20.

Mr. Liautaud, 41 years old, is known for taking part in extreme sports, including paragliding and heli-skiing. His latest move carries a different kind of risk, as larger software companies such as Oracle Corp. are on the prowl and some bankers saw Business Objects itself as a takeover target.

But Mr. Liautaud said it made sense to take the offensive, creating a company that is a clear No. 1 in business intelligence. “We can now serve the market with the best top-to-bottom technology stack,” he said.

There are reasons business-intelligence companies tended to be independent, noted Michael Skok, chairman of Alphablox Corp., another company in the field. For one thing, such programs need to be able to take in data effectively from programs sold by a number of other companies. But Mr. Skok, who is also a general partner at the venture-capital firm North Bridge Venture Partners, predicts bigger, slower-growing software companies eventually will begin buying business-intelligence firms.

The two companies expect the deal to boost Business Objects’ operating income for 2004 and said they expect operating efficiencies from combining the companies to create $25 million in pretax savings that year. Business Objects also said it expects to report revenue of $127 million to $129 million during the second quarter ended June 30 and earnings per share of 17 cents to 18 cents; for the year-earlier period, the company’s revenue was $111.2 million, with net income of $11.9 million, or 18 cents per share.

Bill Gibson, Crystal Decisions chief operating officer, said the chance to align his company with a leading company like Business Objects ultimately made more sense than trying to build a separate franchise as a public company. Following the deal, Business Objects’ leading shareholder will be Silver Lake Partners, the private-equity firm that managed buyouts involving Crystal Decisions and Seagate.

Source: CBS.MarketWatch.com

Date: July 18, 2003

Business Objects to buy Crystal
By Mike Tarsala, CBS.MarketWatch.com
Last Update: 5:53 PM ET July 18, 2003

SAN FRANCISCO (CBS.MW) — Software maker Business Objects said Friday that it plans to buy privately held Crystal Decisions for $820 million in cash and stock.

Business Objects also issued preliminary results for the second quarter, saying it expects to post revenue of between $127 million and $129 million and earnings of between 17 cents per share and 18 cents per share. Analysts surveyed by Thomson First Call had been expecting the company to post earnings of 17 cents per share on sales of $122.1 million.

The combination is expected to form one of the largest companies in the “business intelligence” software niche, which focuses on analytic software that can mine through existing corporate data to help businesses cut costs.

In after-hours trading, shares of Business Objects (BOBJ: news, chart, profile) fell 71 cents, or 3.5 percent, to $19.55. The stock had risen 63 cents, or 3 percent, to close at $20.26 in regular-session Nasdaq trading. See After Hours.

Under the terms of the agreement, Business Objects will issue approximately 26.5 million shares of common stock and pay for the rest of the company with $300 million in cash. The $820 million price tag, based on the stock’s closing price Thursday, represents 29 percent of the combined company.

The deal is expected to add to Business Objects’ 2004 earnings, before purchase accounting adjustments.

The companies said the deal would result in a pretax cost savings of about $25 million for calendar year 2004. In a press release, Business Objects said it expects to benefit from complementary products, channels and geographic bases.

Crystal Decisions said it had 30 percent annual growth in 2002. For the 12-month period ended in March 2003, the company said it sales were $270 million, with an operating margin of 14 percent.

Mike Tarsala is a San Francisco-based reporter for CBS.MarketWatch.com.

Source: Dow Jones Business News

Date: July 18, 2003

Dow Jones Business News
Business Objects Announces Pact To Buy Crystal Decisions
Friday July 18, 5:05 pm ET

SAN JOSE -(Dow Jones)- Business Objects SA signed a definitive agreement to buy privately held Crystal Decisions Inc. in a cash and stock deal valued at about $820 million, based on the shares’ closing price Thursday.

Business Objects also put its second-quarter earnings in line with Wall Street’s views.

In a press release Friday, Business Objects said it will give Crystal Decisions shareholders a total of $300 million cash and 26.5 million shares, which will represent 29% of the combined company.

The shares had a value of $520.1 million, based on Business Objects’ closing price Thursday of $19.63.

Based on Business Objects’ closing price of $20.26 Friday, the shares currently have a value of $536.9 million.

Business Objects, a French maker of products that monitor business performance, said the deal will add to its earnings in 2004 before certain purchase accounting adjustments. The deal is expected to result in pretax savings of about $25 million in 2004 due to cost improvements.

Crystal Decisions, based in Palo Alto, Calif., makes enterprise reporting software. The company had revenue of $287.5 million in the fiscal year ended June 27.

Business Objects said it expects to report second-quarter earnings of 17 cents to 18 cents a share. Analysts have a mean estimate for earnings of 17 cents a share, according to Thomson First Call (News — Websites).

Business Objects put second-quarter revenue at $127 million to $129 million, above Wall Street’s current consensus projection of $122.1 million.

The company will report its second-quarter results July 31. In the year- earlier second quarter, Business Objects earned 17 cents a share, on revenue of $111.2 million.

According to Island ECN (News — Websites), Business Objects’ shares recently traded at $20 in the after-hours session, down from their Nasdaq market close of $20.26.

-Kara Wetzel; Dow Jones Newswires; 201-938-5400

Business Objects’ Chief Executive Bernard Liautaud described the acquisition as a combination of healthy companies. “This is not a merger of two broken companies,” he said.

Combined, the companies would have $736 million in annual revenue and expect to close the deal in the fourth quarter.

Liautaud added that the business-intelligence market both companies serve is underpenetrated. “It is an immature and fragmented market,” only 10% to 15% penetrated, he said.

The two companies said on a conference call they expected a write off from the acquisition of $200 million to $300 million that will be taken over several years.

-By Mark Boslet, Dow Jones Newswires; 650-496-1366; mark.boslet@dowjones.com

Source: CNET News.com

Date: July 18, 2003

Business Objects to acquire rival

By Alorie Gilbert
Staff Writer, CNET News.com
July 18, 2003, 5:25 PM PT

Business Objects has agreed to acquire fellow business-reports software company Crystal Decisions in a deal valued at $820 million, the latest in a series of buyouts reshaping the business software market.

France-based Business Objects, a maker of software that finds patterns and trends about companies by pulling information from its databases, and Crystal Decisions announced the deal Friday. Crystal Decisions is privately held, with headquarters in Palo Alto, Calif.

Business Objects’ offer consists of $300 million in cash and 26.5 million shares of its stock, which closed at $20.26 a share on Friday. The deal, subject to regulatory approval, is expected to close by the end of the year, the companies said.

Addressing analysts via teleconference, Business Objects Chief Executive Bernard Liautaud said the deal brings together two “strong and profitable companies.” Combined, the companies would have had $736 million in revenue last year and more than 3,800 employees. They expect to save $25 million next year as a result of the merger.

“This is a combination of two recognized and highly respected leaders,” he said.

The company intends to preserve the Crystal Decisions products purchased by more than 25,000 customers, as well as its brand, Liautaud added. He said the companies’ product lines have little overlap. Business Objects’ software is targeted predominantly at business executives and managers; Crystal Decisions’ software is designed for a broader spectrum of workers.

Business Objects competes with Cognos, Hyperion Solutions and SAS in the “business intelligence” software market, one of the few bright spots in the ailing business software market. And Business Objects may face more competition soon. Microsoft announced plans earlier this year to add business-reporting features to its SQL database software, a move analysts predicted would pit the software behemoth directly against Crystal Decisions and other smaller specialists.

A prolonged decline in corporate demand for information technology has sparked a recent spate of merger activity in the software industry. PeopleSoft moved closer Thursday to closing its transaction with J.D. Edwards. Oracle continues to pursue an unfriendly buyout of PeopleSoft. On Wednesday, Best Software, a subsidiary of U.K.-based Sage Group, announced a $91.9 million merger with Timberline Software. Last month, London-based Invensys sold financially troubled Dutch software maker Baan to a group of investors that own Chicago-based SSA Global Technologies.

Source: San Francisco Business Times

Date: July 18, 2003

LATEST NEWS
July 18, 2003
Business Objects buys Crystal Decisions for $820M

Palo Alto-based information management software firm Crystal Decisions will be bought by San Jose-based business services firm Business Objects (Nasdaq: BOBJ) for about $820 million.

Under the terms, Business Objects will issue about 26.5 million shares of common stock in respect of outstanding Crystal Decisions common shares and stock options. That will represent about 29 percent of the combined company’s shares. Crystal Decisions’ stockholders will also receive $300 million in cash.

For the year ended March 31, Crystal Decisions’ sales were $270 million, while Business Objects’ was $466 million. The combined company will have 3,800 customers, more than 500 salespeople, more than 1,000 support staff, and more than 16 million licenses.

© 2003 American City Business Journals Inc.

Source: The Globe and Mail

Date: July 19, 2003

Software rival snags Crystal Decisions

By PETER KENNEDY
Saturday, July 19, 2003 — Page B1

VANCOUVER — Crystal Decisions Inc., a privately owned software firm with major operations in British Columbia, is being acquired by French-American rival Business Objects SA in a cash and stock deal worth just under $840-million (U.S.).

Under an agreement announced late yesterday, existing shareholders of Crystal Decisions will receive $300-million in cash and 26.5 million shares.

The stock closed at $20.26 on the Nasdaq Stock Market yesterday, which would put a value on the deal at $836.8-million.

As a result, the Crystal Decisions shareholders will end up with 29 per cent of the combined company.

“With this combination, we will seize the opportunity to take a leadership position in the business intelligence market,” said Bernard Liautaud, chairman and chief executive of Business Objects.

The transaction is being billed as a combination of two of the strongest-performing companies in the enterprise software sector, with highly complementary product distribution channels and geographic presence.

With 1,703 employees, including 800 in B.C., Crystal Decisions makes various software tools that let users extract, share and otherwise manage information stored in a variety of databases. Such data might include information about sales transactions, inventory and human resources.

The company, based in Palo Alto, Calif., is owned by a group of private equity investment firms led by California buyout fund Silver Lake Partners, Texas Pacific Group based in Fort Worth, Tex., and August Capital, which together controlled 97 per cent.

News of the deal comes as Crystal Decisions was gearing up to go public in a rare move that was expected to be closely watched by the North American high-tech sector.

A registration statement filed with the U.S. Securities and Exchange Commission in Washington, D.C., recently indicated that Crystal Decisions hoped to raise $172-million (U.S.) from an initial public share offering.

However, Crystal Decisions’ chief executive officer Jonathan Judge said his company has agreed to be acquired for strategic rather than financial reasons.

“We believe that the software industry is going to continue to consolidate,” he said.

Source: Vancouver Sun

Date: July 19, 2003

Crystal abandons offering, sells to rival
Software developer and purchaser Business Objects hail savings from acquisition

Bruce Constantineau
Vancouver Sun

Saturday, July 19, 2003

Privately held Vancouver software developer Crystal Decisions has been sold to rival software company Business Objects for $820 million US, the two companies announced Friday.

The surprise announcement comes just two months after Crystal Decisions filed a registration statement in the U.S. aimed at facilitating an initial public offering to raise up to $172.5 million US.

“With this combination, we will seize the opportunity to take a leadership position in the business intelligence market,” Business Objects chairman Bernard Liautaud said in a statement.

“The two companies are not only successful leaders in their space but have extremely complementary businesses.”

About 1,000 of Crystal’s 1,750 employees work in Vancouver, although the company’s corporate head office is in Palo Alto, Calif. The current owners are a private consortium made up of Silver Lake Partners, Texas Pacific Group, August Capital, J.P. Morgan Partners LLC and company employees and officers.

Business Objects is a public company with dual headquarters in San Jose, Calif. and Paris. The company makes software that analyzes data for customers like BellSouth Corp.

Crystal Decisions also develops software that mines databases for information and generates reports. The company has experienced strong growth in recent years, bucking the trend of many firms that have suffered since the high-tech meltdown of 2000.

Crystal Decisions said that for the year ended June 27, 2003, revenues rose by 32 per cent to $287.5 million US.

The company was founded in Vancouver as Crystal Computer Services in 1984 and hit its stride in 1992 with the introduction of a software application called Crystal Reports.

The purchase transaction is expected to close in the fourth quarter and involves a combination of shares and $300 million US in cash.

Crystal Decisions president Jon Judge said the sale creates economies of scale that will clearly benefit the merged organization.

“This offers us a tremendous opportunity to either take the same resources that we have and make them more productive or to get the same results we have but spend less money,” he said during a conference call. “It’s a marvelous opportunity we have, as a joint company, to do that.”

The most recent data available shows the combined company will have more than 3,800 employees, annual revenues of $736 million US and annual earnings of $66 million US. Crystal Decisions spokesman Ian Galbraith said no employees are expected to be laid off as a result of the transaction.

When it filed plans earlier this year for an initial public offering on the Nasdaq, Crystal Decisions said it wanted to create a public market for common stock and give itself the ability to offer “equity incentives” to attract and retain employees.

Proceeds were to go towards “general corporate purposes,” including working capital, capital expenditures and potential acquisitions.

Galbraith said conditions changed when Business Objects showed a strong interest in buying Crystal Decisions.

“An offer came to the table that was too good to resist,” he said. “The idea was always to become a public entity and this is really a quick path to become that. Business Objects is a public company so we, in turn, will become a public company.”

© Copyright 2003 Vancouver Sun

Source: ADTmag.com

Date: July 23, 2003

Crystal buy brings BI biz to boiling point
7/23/2003
By Wayne W. Eckerson

Business Objects’ pending $800 million acquisition of Crystal Decisions, due to close in Q4 of this year, signals that the consolidation of the business intelligence (BI) industry is now reaching a boiling point.

The players turning up the heat in the BI market are Microsoft on the low end — which continues to bundle BI functionality in its SQL Server database and Office software — and SAP, PeopleSoft and Oracle on the high end — whose BI adjuncts to their package-operational software are becoming more functional and widely adopted within their large customer bases.

To avoid getting squeezed out of the action, pure-play BI vendors, such as Business Objects and Cognos, are scrambling to increase their market heft by fleshing out the functionality of their BI suites and expanding their presence in large customer accounts.

The stakes are high since BI has proven to be one of the more profitable parts of the software market during the recent economic downturn, and one with the most potential for future growth. Experts claim that BI vendors have only penetrated about 15% of the total BI market.

At the same time, the scale of BI deployments is growing exponentially as organizations seek to replace a hodge-podge of departmental BI initiatives with a single BI platform that serves all employees, suppliers and customers. These standard, enterprise BI platforms reduce the costs of maintaining overlapping BI environments and create the Holy Grail of business information — a “single version of truth” — upon which the entire organization runs.

The best defense is a good offense

Given this backdrop, Business Objects’ acquisition of Crystal enables it to leapfrog the current market leader, Cognos, and become the largest pure-play BI vendor in the space, with more than $700 million in revenue, 3,800 employees and 1,000 developers in the combined company. In contrast, Cognos last year reported $520 million in BI revenue, and has 2,900 employees and 750 developers.

The acquisition is a bold move by a relatively conservative company. Strategically, it bolsters Business Objects’ chances of surviving long-term in an increasingly competitive environment. Tactically, it eliminates Crystal Decisions — the fastest growing, sizable BI vendor — as a competitive threat. With a revamped direct sales force and a new set of Web-based analytical products, Crystal has been competing increasingly with Business Objects for new business — and winning a fair portion of the time.

On the product side, the acquisition gives Business Objects best-of-breed production reporting, design and server software (e.g., Crystal Reports and Crystal Enterprise) — a key gap that currently exists in Business Objects’ suite of BI tools. Business Objects currently provides best-of-breed interactive query, reporting and analysis tools for power users, but comes up short in production reporting.

Production reporting tools enable IT or professional report developers to create pixel-perfect reports and to distribute them to hundreds or thousands of users via multiple channels (e.g., paper, Web, e-mail or Excel). Examples of production reports are bank statements, invoices, regulatory reports or standard internal reports where formatting and printing are key requirements.

During the past year, production reporting has become a key battlefront among BI vendors. While OLAP and self-service BI have garnered the lion’s share of attention in the past, vendors have discovered the simple truth that a majority of enterprise users simply want to consume pre-defined production-oriented reports (paper or online) rather than create their own reports.

This is one reason why Crystal Decisions has been the fastest growing BI vendor during the past several years with a 30% annual growth rate. It’s also why Cognos, MicroStrategy and Microsoft are preparing to ship production-reporting tools, and why privately held Information Builders, a long-time reporting vendor, is gaining positive marks from industry analysts.

Surprisingly, it seems that the growing popularity of production reporting caught Business Objects offguard. Company officials admitted during the acquisition announcement that they had not initiated plans to develop a true, production-reporting product. (The officials noted that customers use WebIntelligence to build reports, although not the pixel-perfect variety supported by Crystal Reports). Since Business Objects was about to wage a war without ammunition, the availability and willingness of Crystal Decisions to be acquired is an amazing stroke of good luck for Business Objects.

Besides production reporting, Crystal also brings many other goodies to the table — almost 350 OEM partners, all-important partnerships with SAP and Microsoft, a sizable presence in the Americas and Asia-Pacific, and a sizable sales force that includes both direct, inside and OEM sales groups. Each of these areas is highly complementary to Business Objects’ existing business. All that Business Objects needs to do now is to quickly integrate the two company’s people and products in a seamless fashion that brings value, not confusion, to customers.

Fear, greed and blasphemy

I must admit that I am sad to see an up-and-coming BI player get ripped out of the market so abruptly. Crystal Decisions had a lot of momentum and was about to make a serious push to become a tier-one BI player and a fierce rival to Business Objects. It would have been fun to watch!

Unfortunately, Crystal Decisions’ was almost wholly owned by a venture group, which did a quick financial calculation that determined that the $300 million in cash offered by Business Objects was greater than the $150 million or so they would have pocketed from going public. (Crystal had filed to go public in June 2003, a month before it agreed to be acquired by Business Objects.)

On the other, it would have been a long haul for Crystal to upgrade its product line and marketing team to compete successfully with Business Objects, Cognos, SAS Institute, Oracle and other large vendors in the BI space. The acquisition enables Crystal executives to more quickly achieve their stated objectives of becoming a $1 billion BI vendor that offers a comprehensive BI suite — yet they had to relinquish control of the firm to do so in an accelerated fashion.

I suspect that Business Objects will keep the Crystal Reports product and brand intact and discard most of the rest of Crystal Decisions’ products. It will pick over Crystal’s server-based technologies to find those that can enhance the performance and scalability of WebIntelligence, an important requirement for Business Objects’ largest enterprise customers. It will then leverage Crystal’s sales forces and channel to aggressively push Business Objects’ WebIntelligence product into every nook and cranny in the market. If all goes well, the combined company will cause grief to Cognos, and create severe stress for smaller BI players, especially Brio and Actuate.

So, from a product perspective, the acquisition makes sense. The strengths and weaknesses of the two companies’ product lines are complementary. Instead of duplicating resources to develop, sell and support the same types of products, the companies will be able to streamline operations (saving $25 million in the process, according to officials) while delivering the same product capabilities.

The only problem for Business Objects is that the acquisition violates one of its core principles — to provide multiple BI capabilities within a single tool. Many customers have purchased WebIntelligence because it offers integrated end-user reporting, querying and OLAP using a single graphical interface and object model. By acquiring Crystal, Business Objects now has two distinct product lines. Eventually, Business Objects will merge the products, but history has shown that this will take many years. In the meantime, Business Objects will somehow have to spin its product transgressions in a positive light.

The key is execution

It’s unclear how quickly and effectively Business Objects will be able to digest Crystal Decisions. Although the cultures of the two companies are fairly similar, we suspect many Crystal Decisions employees are disappointed by the move. Many were excited by the prospect of going public and gaining the funds needed to compete head on with Business Objects and Cognos. Now, many are likely to lose their jobs and the rest will see the products that they’ve lovingly nurtured for the past several years eliminated or pillaged for their embedded technology.

The deal is Business Objects’ largest acquisition ever and the biggest in the BI space, an inevitable outcome of a highly competitive and rapidly consolidating market. Although I’m sad to lose Crystal Decisions as an independent vendor, I do hope that Business Objects does a good job of merging the two companies and providing enhanced value to customers. That’s the result upon which all deals must be judged.

Wayne W. Eckerson is director of education and research for The Data Warehousing Institute, where he oversees TDWI’s educational curriculum, member publications, and various research and consulting services. He has published and spoken extensively on data warehousing and business intelligence subjects since 1994.

Source: Computerword

Date: July 23, 2003

Business Objects says merger will simplify customers’ buying plans

Users will now have a one-stop shop for business-intelligence software

By MARC L. SONGINI
JULY 23, 2003

Content Type: Story
Source: Computerworld

Business-intelligence software customers may find that their buying decisions are easier after Business Objects SA’s planned acquisition of rival Crystal Decisions Inc.

At least that’s what San Jose-based Business Objects claims, now that it has widened its product offerings. The company said the $820 million merger, announced July 18 (see story), will give it the lead in the business-intelligence marketplace and open up new cross-selling opportunities and wider geographic penetration. Additionally, Business Objects hopes to be better able to attract companies looking to standardize on just one business-intelligence applications vendor.

Executives are emphasizing the differences between the companies’ respective portfolios. Although both vendors offer reporting products, they serve different needs, said John Olsen, president and chief operating officer of Business Objects. He explained that Crystal’s products are used by IT professionals to design reports and send them out cheaply to tens of thousands of users, whereas Business Objects’ applications are tailored to power users who need to format their own queries on the fly and do extensive dicing and slicing of the data.

Currently, there are no plans to phase out any applications, and all rollouts will continue as scheduled, Olsen said. While the integration road map will take several months to cobble together, he predicted that the first step will be to roll out a portal giving users access to both companies’ reporting applications from a single interface.

That announcement was reassuring to David Rewerts, IT systems analyst at Principal Financial Group in Des Moines. Although Principal uses Crystal software, it’s primarily standardized on Business Objects, relying on products such as the WebIntelligence application.

The combined resources of the companies would most likely result in better efficiencies of scale and improved research and development efforts, Rewerts said. It also demonstrates the business health and long-term viability of Business Objects, he added. “One of the things we really look at when looking at vendors is their market strength,” he said. “Anytime they show their financial strength just helps build our story [internally].”

Such optimism isn’t universal, despite the official reassurances.

“I have yet to see a merger of companies making similar products in which one or both products weren’t significantly affected,” said Charles Castleberry, assistant director of IT architecture at Los Angeles-based Fox Filmed Entertainment, a subsidiary of Fox Entertainment Group Inc. The company uses Crystal products for decision support. Given its widespread use, Castleberry expects to see Crystal Reports continue to be used for report development and simple deployment, possibly even replacing Business Objects’ own development tool.

On the other hand, it’s likely that the Business Objects analytical tools will become more widely used, as that technology is the company’s forte.

From an industry point of view, this is just the beginning of widespread consolidation aimed in part at fending off Microsoft Corp., said analyst Eric Rogge at Ventana Research Inc. in Belmont, Calif. It also means that smaller vendors may either fade or be acquired, as companies such as Business Objects and Cognos Inc. roll out more integrated product lines, Rogge added.

Illustrating his point, Sunnyvale, Calif.-based Hyperion Solutions Corp. today announced a deal to acquire query and reporting tools vendor Brio Software Inc. in a cash-and-stock transaction valued at about $142 million. Hyperion expects to complete the purchase of Santa Clara, Calif.-based Brio by year’s end.

Brio lost $16.6 million on revenue of $103.1 million in the fiscal year that ended March 31, and today it reported a first-quarter loss of $2.1 million on revenue of $24.8 million. Meanwhile, Hyperion today said that it had a $9.2 million profit and revenue of $138 million in its fourth quarter, which ended June 30.

The two vendors had combined revenue of $613 million during the past 12 months, according to Hyperion. Jeff Rodek, Hyperion’s chairman and CEO, said in a statement that the acquisition of Brio will give his company a full set of data analysis tools for supporting both strategic and day-to-day decision-making related to corporate business performance. Hyperion also signed a separate agreement that lets it immediately start reselling Brio’s products.

Source: Computerworld

Source: Internetnews.com

Date: July 22, 2003

July 22, 2003
BOB & Crystal... BI Consolidation Begins
By Michael Singer

Last week’s $820 million acquisition announcement of Crystal Decisions by Business Objects (Quote, Company Info) prompted some analyst firms to point towards new directions and even more consolidation in the business intelligence (BI) sector.

The BI industry as a whole is highly fragmented with companies paying for a standalone platform, modifying one from a partner or inventing their own tools for decision support, query and reporting, online analytical processing statistical analysis, forecasting, and data mining.

Now that Business Objects wants Crystal Decisions under its wing, analysts say the two companies will complete the first option to best BI pure plays such as Actuate, Cognos, Hyperion and MicroStrategy while competing with top-tier players like Microsoft (Quote, Company Info), Oracle (Quote, Company Info) and SAP (Quote, Company Info).

Bottom line say analysts; expect to see further mergers and acquisitions as companies with smaller suites or point products respond to competitive pressure.

“A lot of the smaller shops have gone away and there isn’t a lot of new startups in the BI space for the moment,” Ventana Research vice president and Research Director Eric Rogge told internetnews.com.

Rogge’s thinking is that many end user organizations have BI and other enterprise resource planning (ERP) systems that have helped companies weather the consolidation of the last few years, but now upper management is looking at a derivative called Performance Management may be the way to go.

“Performance Management is slightly different than ERP or BI in that it is more broad and more about optimizing the systems you have,” Rogge said. “Crystal Decisions had it and that is why Business Objects is buying it.”

Analysts with Deutsche Bank Securities also see more BI consolidation on the horizon.

“Inevitably the large application vendors such as SAP, Oracle. PeopleSoft and Siebel playing a significant BI role through analytic application offerings. Microsoft, Oracle and IBM as database vendors will continue to intensify their efforts to play a broadened role in BI delivery,” Deutsche Bank analyst Brian Skiba said in a briefing to investors.

Skiba and team also note that both companies’ positions is becoming increasingly competitive with the forthcoming introduction of Microsoft’s (Quote, Company Info) SQL Server Reporting Services product in 2004 (currently in beta).

“We believe Business Objects’ acquisition of Crystal is a highly strategic move that makes the company a stronger competitor in the business intelligence market, particularly in the highly competitive North American,” Skiba said.

Ironically, Microsoft is currently a significant partner to Crystal Decisions. Ventana says Business Objects is sure to review OEM relationships held by Crystal with Hyperion, Microsoft and SAP.

The next year and a half will be critical for Business Objects. The company said it will merge the R&D teams of the two companies but its integration roadmap is a work in progress. That means a significant release combining technologies is somewhere between 12-18 months away.

Complicating issues will be getting everyone on the same page. No mean feat considering the companies have development, marketing and sales teams in Paris, San Jose, California and Vancouver, British Columbia.

And while the integrated Business Objects/Crystal product suite is sure to be a major force, Rogge says don’t expect the competition to sit idly by.

“Customers may balk at a two-product strategy from Business Objects and Crystal if integrated products such as Actuate 7, ReportNet and WebFOCUS 5 are found to be acceptable,” Rogge said. “Also later this year, MicroStrategy will introduce a new product extending MicroStrategy 7i into the reporting market. This leaves Informatica with their new BI tool, PowerAnalyzer, to decide how they answer to this level of requirements for reporting.”

Source: DM Review

Date: July 2003

Stay Informed: Industry News Article

Business Objects Announces Agreement to Acquire Crystal Decisions

Business Objects and Crystal Decisions announced a definitive agreement under which Business Objects will acquire privately held Crystal Decisions, the fastest-growing vendor in the business intelligence (BI) market, and the leading provider of enterprise reporting software.

Under the terms of the agreement, Business Objects will issue approximately 26.5 million shares of common stock in respect of outstanding Crystal Decisions common shares and stock options, which will represent approximately 29 percent of the combined company’s shares. In addition, Crystal Decisions stockholders will receive an aggregate of $300 million in cash. Based on the closing price of Business Objects’ stock on July 17, 2003 the transaction is valued at an aggregate purchase price of approximately $820 million.

This transaction joins two of the strongest-performing companies in enterprise software, with highly complementary products, distribution channels and talent pools.

The transaction is expected to be accretive to Business Objects’ 2004 earnings even prior to considering the impact of expected revenue and cost synergies, but before purchase accounting adjustments. The companies expect to capitalize on significant growth opportunities resulting from complementary products, channels, and geographic presence. The companies also believe there are significant opportunities for operating cost synergies, which are expected to result in pre-tax savings of approximately $25 million for calendar year 2004.

Crystal Decisions leads the enterprise reporting segment of the BI market. The company is the fastest-growing vendor in the BI market, having achieved 30 percent annual growth in 2002. For the twelve months ended March 2003, Crystal Decisions’ revenue was $270 million, with an operating margin of 14 percent.

Crystal Reports, the company’s flagship product, has shipped over 14 million licenses and is the most widely used report authoring tool in the market. Crystal Decisions has one of the strongest partner programs in the BI industry with over 350 OEM relationships, including Hyperion, Microsoft, Peoplesoft, and SAP.

The combined company will give Business Objects:

•	Business intelligence market leadership

•	The strongest, most complete product line

•	A powerful range of distribution channels

•	Significant new growth opportunities

The combined company will have:

•	More than 3800 total employees

•	More than 500 quota-carrying salespeople

•	More than 1000 customer-facing staff in technical support, education and professional services

•	More than 700 alliance partners

•	More than 16 million licenses

By combining the two companies’ product lines, Business Objects will be able to meet the needs of all BI users and provide a strong product offering in all BI market categories. The combined product offering will be the strongest and most comprehensive available in the industry today.

Business Objects has long served the “power users” in organizations through its strong ad hoc query, reporting, and analysis capabilities. Business Objects has recently targeted executives with its new dashboard, scorecard, and enterprise performance management (EPM) capabilities, launched earlier this year. Crystal Decisions is the solution of choice for a very large population of report consumers throughout organizations. Together, the two companies will offer a broad product line that meets the needs of all types of enterprises and all types of users.

The combined company will benefit from unparalleled strength in distribution and will be able to leverage:

•	Crystal Decisions’ more than 350 OEM partners, including Hyperion, Microsoft, PeopleSoft, and SAP

•	Crystal Decisions’ reseller, distributor, and inside sales channels

•	Both companies’ enterprise sales organizations

•	Business Objects’ relationships with major systems integrators

Business Objects sees several immediate opportunities for growth:

•	Product cross-sell. Cross-selling products between the respective companies’ customer bases

•	Geographic penetration. Leveraging respective geographic strengths, in particular, Business Objects’ well established presence in Europe, where enterprise reporting is underpenetrated

The transaction is expected to close in the fourth calendar quarter of 2003, and is expected to be tax free to shareholders of both companies with respect to the stock consideration the shareholders receive. The transaction is subject to regulatory reviews and approvals, including under the Hart-Scott-Rodino Act; approval by the shareholders of Business Objects; and certain other customary conditions. Thomas Weisel Partners LLC acted as financial advisor to Business Objects. Goldman, Sachs & Co. acted as financial advisor to Crystal Decisions.

Source: Information Week

Date: July 18, 2003

Business Objects To Buy Crystal Decisions July 18, 2003

The business-intelligence vendor says Crystal Decisions’ products complement its own, and the acquisition will create a broader product line. By Rick Whiting

Business-intelligence software vendor Business Objects SA is acquiring Crystal Decisions Inc., a privately held developer of enterprise reporting software, in a stock and cash deal valued at approximately $820 million, the two companies said late Friday.

Adding Crystal Decisions’ sales to its own will make Business Objects a $730 million company. Crystal Decisions grew 30% in 2002 and reported sales of $270 million for the 12 months ended in March. Approximately 14 million user licenses of Crystal Decisions’ reporting software have been sold to more than 25,000 customers, including many through reseller deals with industry heavyweights Microsoft, PeopleSoft, and SAP.

Business Objects says Crystal Decisions’ products are complementary to its own and will create a broad product line. While Crystal Decisions’ reporting software is deployed to knowledge workers and “mass consumers” of reports, Business Objects has aimed sales of its own query and reporting software at business analysts and so-called “power users.” More recently, it has been targeting executives with its business-performance management, scorecard, and dashboard applications.

The companies expect to complete the buyout during the fourth calendar quarter of this year. The deal must be approved by Business Objects shareholders and is subject to regulatory review. The Crystal Decisions buyout comes one year after Business Objects acquired Acta Technology Inc., a supplier of data extraction and transformation software, for $65 million. Earlier this year, Crystal Decisions had disclosed its own plans to go public, although no specific timetable had been set.

Business Objects also revealed preliminary financial results for its second quarter ended June 30, with sales of $127 million to $129 million and earnings of 17 to 18 cents per share. Final results will be reported July 31.

Source: InternetNews.com

Date: July 18, 2003

July 18, 2003
Business Objects to Take Crystal Decisions
By Michael Singer

French-owned software maker Business Objects (Quote, Company Info) Friday said acquire privately-held Crystal Decisions in a cash and stock deal worth an estimated $820 million.

The transaction joins two large firms that specialize in business intelligence (BI). Applications generally include decision support, query and reporting, online analytical processing statistical analysis, forecasting, and data mining. The two companies compete with top-tier players and BI pure plays like Cognos, Hyperion and MicroStrategy

The deal would also forfeit Palo Alto, Calif.-based Crystal Decisions’ plans for an IPO. An investment group that includes Silver Lake Partners and Texas Pacific Group owns Crystal Decisions, announced plans to go public earlier this year.

Business Objects, which has U.S. offices in San Jose, Calif. said the acquisition should close sometime between October and December 2003 and will have to go under serious review by shareholders as well as both the U.S. Securities and Exchange Commission as well as its European counterpart.

The combined company is expected to have more than 3800 total employees including at least 500 salespeople and 1000 staffers in technical support, education, and professional services. The acquisition will also combine more than 16 million licenses and upwards of 700 alliance partners.

“With this combination, we will seize the opportunity to take a leadership position in the BI market,” Business Objects chairman and CEO Bernard Liautaud said in a statement. “The two companies are not only successful leaders in their space but have extremely complementary businesses, across many dimensions: product capabilities, distribution channels, international coverage, and skillset. Together, we will become the clear choice for organizations looking to standardize on a single BI provider.”

Business Objects’ applications are targeted for a variety of environments, including client/server, extranets, and the Internet. The software lets companies not only analyze and improve decision making within enterprises, but also with trading partners, suppliers, and distributors. The company’s software is compatible with database products from Oracle, IBM, and Microsoft.

Crystal Decisions counts Ford Motor Company, Coca-Cola and AT&T as customers and has more than 350 OEM relationships, including Hyperion, Microsoft, Peoplesoft, and SAP.

“In the business intelligence market, size and scale will be key ingredients to long-term success. This combination will accelerate our own plans to better serve our customers by offering a broader product line,” Crystal Decisions president and CEO Jon Judge said in a statement.

While most large companies have already successfully gathered valuable data about customers, suppliers and operational performance, the market for BI is fairly rosy. Analyst firm Datamonitor predicts investment in BI software by European enterprises will quadruple, from $1.09 billion in 2001 to $5.8 billion in 2005 — an average annual increase of almost 40 percent. Britain and Germany account for 40 percent of the market, and although they will continue to dominate, France, Benelux (especially the Netherlands) and Scandinavia are set to become much more prominent.

Under the terms of the agreement, Business Objects will issue approximately 26.5 million shares of common stock in respect of outstanding Crystal Decisions common shares and stock options, which will represent approximately 29 percent of the combined company’s shares. In addition, Crystal Decisions stockholders will receive an aggregate of $300 million in cash.

Source: InfoWorld

Date: July 18, 2003

Business Objects to acquire Crystal Decisions
Crystal president hails deal the ‘defining moment’ in business intelligence history

By Joris Evers, IDG News Service July 18, 2003

SAN FRANCISCO — Business Objects SA has agreed to acquire Crystal Decisions in a US$820 million cash and stock deal that will create a one-stop shop for business intelligence software products, the companies said Friday.

“The combined company will be number one in each of the main markets it serves,” Business Objects Chairman and Chief Executive Officer (CEO) Bernard Liautaud said on a conference call. Business Objects specializes in ad hoc querying, reporting and analysis tools, while Crystal Decisions focuses on enterprise reporting.

With little overlap in the product lines, both companies’ offerings will continue to be supported after the takeover and the combined sales team will sell all products, Liautaud said. Plans were in place at both Business Objects and Crystal Decisions to enter each other’s market in the future, but those plans will be cancelled, he said.

“Today the products have little overlap, but in the long term both product teams have plans to overlap each other. We will reorganize the research and development energies to . . . drive them to new products in new areas of business intelligence that have potential,” Liautaud said.

Crystal Decisions President and CEO Jon Judge said combining his company with Business Objects accomplishes “almost every strategic imperative” Crystal Decisions had. “This is the defining moment for the business intelligence industry,” he said on the conference call.

Under the terms of the agreement, Business Objects will issue 26.5 million new shares, which will represent about 29 percent of the combined company’s shares. In addition Crystal Decisions owners will receive US$300 million in cash, the companies said in a statement.

The deal, expected to close in the fourth quarter and subject to customary conditions such as shareholder and regulatory approval, should also result in about $25 million in cost savings next year as a result of synergies, the companies said in a statement.

Business Objects, with dual headquarters in San Jose, California, and Paris, is seen by Gartner Inc. analysts as the business intelligence market bellwether. Crystal Decisions, in Palo Alto, California, is also seen as a strong vendor, according to Gartner research notes published earlier this year.

Business Objects also announced preliminary results on Friday for the second quarter, ended June 30. The company expects revenue to be in the range of $127 million to $129 million, and earnings per share to be between $0.17 and $0.18.

Source: CRN

Date: July 18, 2003

Business Objects To Acquire Crystal Decisions

By Kristen Kenedy, CRN

5:53 PM EST Fri., July 18, 2003

Business Objects on Friday said it plans to acquire Crystal Decisions, one of the leaders in enterprise reporting software.

Paris-based Business Objects said it will issue approximately 26.5 million shares of common stock along with $300 million in cash, making its acquisition of the privately-held Crystal Decisions valued at about $820 million.

Business Objects said it hopes to leverage Crystal Decisions’ strength in distribution. It maintains relationships with about 350 OEM partners, including Microsoft, PeopleSoft and SAP, as well as relationships with resellers and distributors. Business Objects said its strength has been with major systems integrators.

Business Objects has been focusing on its ad hoc query, reporting and analysis capabilities, and the company recently targeted executives with new dashboard, scorecard, and enterprise performance management (EPM) capabilities. Crystal Decisions, San Jose, Calif., has a strong marketshare in the business reporting space.

Earlier this year, Business Objects retooled its channel program, cutting some partners and loosening up some sales requirements, the company said. It trimmed about 100 out of a total of more than 500 partners.

Crystal Decisions, meanwhile, had looked at launching an IPO; It had filed registration with the Securities and Exchange Commission in May.

Source: eWeek

Date: July 18, 2003

Home > News > Business Objects to Buy Crystal Decisions

July 18, 2003
Business Objects to Buy Crystal Decisions
By Dennis Callaghan

Business Objects SA announced Friday that it will acquire rival business intelligence and reporting software developer Crystal Decisions Inc. in a cash and stock deal valued at $820 million.

Under the terms of the agreement, Business Objects will issue approximately 26.5 million shares of common stock in respect of outstanding Crystal Decisions common shares and stock options, which will represent approximately 29 percent of the combined company’s shares. Crystal Decisions stockholders will also receive an aggregate of $300 million in cash.

“With this combination, we will seize the opportunity to take a leadership position in the BI market,” said Bernard Liautaud, chairman and CEO of Business Objects in a statement. “The two companies are not only successful leaders in their space but have extremely complementary businesses, across many dimensions: product capabilities, distribution channels, international coverage, and skillset.”

Business Objects officials said Crystal Decisions’ enterprise reporting software will combine with their own ad hoc query and analysis, enterprise performance management and data integration applications to create the most complete business intelligence platform on the market.

“The plan is to maintain both companies’ brands,” said Business Objects vice president of product marketing Chris Caren. “We’ll maintain both companies’ core products and move onto one platform.”

Caren said there were no plans yet to eliminate any products, though Crystal Decisions had been increasingly positioning itself against Business Objects.

“There was really more overlap in the marketing message than in brass tacks products,” he said.

He said there were synergies in other areas as well. Business Objects, based in Paris, with U.S. headquarters in San Jose, Calif., has a stronger European sales channel as well as a stronger presence in direct enterprise sales and among system integrators. Crystal Decisions, based in Palo Alto, Calif., on the other hand has a number of OEM relationships that Business Objects hopes to leverage.

Caren said Business Objects would maintain and look to expand those relationships. The four largest are with SAP AG, Microsoft, Hyperion Solutions Corp. and PeopleSoft Inc.

“This acquisition isn’t about consolidation, it’s about growth,” he said.

The acquisition is expected to close by November. Crystal Decisions is privately held, though had registered for an initial public offering in May. The company’s IPO registration indicated annual revenues of $271 million and net income of $27 million. Crystal Decisions had been a part of Seagate Technology LLC, but was spun off into a separate company after Seagate was acquired by investment group New SAC in 2000.

Business Objects posted the following industry report on its website:

© 2003 Giga Research, a wholly owned subsidiary of Forrester Research, Inc. Copyright and Material Usage Guidelines July 21, 2003

Business Objects Acquires Crystal Decisions: 2 + 1 = No.
1 in Business Intelligence
Keith Gile

Catalyst

Vendor announcement

Question

What impact will the Business Objects acquisition of Crystal Decisions have on the business intelligence marketplace?

Answer

Awaken the sleeping giant. In a bold and aggressive move to gain the No. 1 position in business intelligence (BI) (and fill in gaps in its product portfolio), Business Objects announced it will acquire Crystal Decisions. The $820 million acquisition is the largest transaction in BI history, eclipsing the Arbor acquisition by Hyperion and the IRI acquisition by Oracle. This transaction also catapults Business Objects’ annual revenue past Cognos, Hyperion and SAS (for BI technology) to more than $736 million. But more significantly, this illustrates how the strong are getting bigger and the weak are shrinking (see Planning Assumption, Market Overview 2003: Business Intelligence and Redefining the Analytic End User, Keith Gile), leaving prospects with fewer choices, albeit more economically viable choices. This acquisition is not just Business Objects plugging a hole; it represents an opportunity for both Crystal Decisions and Business Objects customers to leverage the strengths and market leadership of the other.

The changing vendor landscape of BI still has four tier-one vendors, rearranged a bit by the transaction, but one less tier-two vendor. The remaining tier-two vendors (Brio, Microstrategy, Actuate, Information Builders) find themselves in a very precarious position of either being acquired or joining forces with a complementary technology (BI) or platform technology vendor (IBM, Oracle, Microsoft, Teradata, Sybase) via merger or acquisition. Less likely is that enterprise application vendors (SAP, PeopleSoft, Siebel, i2, E.piphany) will acquire BI assets, but this remains a possibility. Look for much more activity in this area during the next 12 months as enterprise BI dictates a bigger solution.

In acquiring Crystal Decisions for $820 million in stock and cash, Business Objects fills in a huge gap (enterprise reporting) in its product portfolio and adds a growing revenue stream ($250 million-plus annually). The combination of Crystal Decisions and Business Objects represents the new No. 1 vendor in business intelligence, rocketing past Cognos and Hyperion in revenue, licenses, customers and OEM partnerships — a coup d’état for Business Objects.

Recommendations

Prospects need to clearly differentiate between the Business Objects’ strengths in analytic reporting from Crystal Decisions’ strengths in enterprise reporting. These are not the same technologies, and have a completely different target audience — power users for Business Objects and casual users for Crystal Decisions. Prospects also need to make sure they don’t get bullied into buying both Business Objects and Crystal brand solutions if/when they only need one. However, if looking for a single vendor to offer both

IdeaByte w Business Objects Acquires Crystal Decisions: 2 + 1 = No. 1 in Business Intelligence
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© 2003 Giga Research, a wholly owned subsidiary of Forrester Research, Inc. All rights reserved. Reproduction or redistribution in any form without the prior permission of Forrester Research, Inc. is expressly prohibited. This information is provided on an “as is” basis and without express or implied warranties. Although this information is believed to be accurate at the time of publication, Forrester Research, Inc. cannot and does not warrant the accuracy, completeness or suitability of this information or that the information is correct. Giga research is provided as general background and is not intended as legal or financial advice. Forrester Research, Inc. cannot and does not provide legal or financial advice. Readers are advised to consult their attorney or qualified financial advisor for legal and/or financial advice related to this information.

Business Objects Acquires Crystal Decisions: 2 + 1 = No. 1 in Business Intelligence w Keith Gile

analytic and enterprise reporting, Business Objects must be on the short list.

Customers of both should hammer Business Objects to develop a technology integration road map, and demand contractual independence for each brand.

And a word of caution to Business Objects: Don’t trash the brand Crystal in the same way that you quickly eliminated the Acta brand name, since Crystal means revenue, while Acta meant functionality. In addition, read the history books on the Brio/Sqribe acquisition and subsequent debacle.

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© 2003 Giga Research, a wholly owned subsidiary of Forrester Research, Inc.